To Our Shareholders
We are pleased to report in the third quarter of fiscal 2008 that Transition has entered into a strategic partnership with Eli Lilly (“Lilly”) to develop and commercialize its gastrin based therapies for diabetes and that enrolment in the Phase II clinical trial of ELND005 is proceeding as expected.
Pipeline Review
     ELND005 (AZD-103) — Alzheimer’s Disease:
Just prior to the beginning of the quarter, we announced that the first patient had been dosed in a Phase II clinical study of ELND005 (AZD-103). The on-going study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease. Approximately 65 sites in North America are expected to participate in the program. The study will evaluate both cognitive and functional endpoints, and each patient’s participation is planned to last approximately 18 months. The initiation of this study triggered a US$5 million milestone payment which was received in the third quarter. The patient enrolment of this study is on-going and its progress is on target.
          TT-223 — Diabetes:
In March, we announced a licensing and collaboration agreement with Lilly granting exclusive worldwide rights to develop and commercialize Transition’s gastrin based therapies, including the lead compound TT-223, which is currently in early Phase II testing. Under the terms of the agreement, Transition has received a US$7 million upfront payment, subsequent to the quarter end, and may also receive up to US$130 million in potential development and sales milestones, as well as royalties on sales of gastrin based therapies if any product is successfully commercialized. Transition and Lilly will collaborate in the currently planned Phase II clinical trial with lead compound TT-223 in type 2 diabetes. Thereafter, Lilly will be responsible for further development activities and the commercialization of all gastrin based therapeutic products worldwide. We are very pleased to enter into this strategic collaboration with Lilly, a recognized leader in diabetes care. Lilly has industry-leading clinical and commercial development capabilities in diabetes that are ideally suited to optimize the potential of the multiple gastrin based therapy opportunities.
     Corporate Development:
During the quarter, we announced Transition’s inclusion in the NASDAQ Global Market under the symbol “TTHI”. Further, the Company’s financial position is strengthened with the receipt of an aggregate of US$12 million comprising of a US$5 million milestone payment from Elan and the receipt subsequent to the end of the quarter of the US$7 million upfront payment from Lilly.

OUTLOOK
Going forward, our two lead technologies are well positioned for the long term with strong partnerships providing important expertise and resources necessary for their development and commercialization. Our collaboration with Elan has resulted in the on-going Phase II clinical study of ELND005 in mild and moderate Alzheimer’s disease patients. We are looking forward to working closely with Lilly to commence a Phase II clinical trial with TT-223 in type 2 diabetes patients.
Dr. Tony Cruz
Chairman and CEO
Transition Therapeutics Inc.